Exhibit 1

                              OrthoStrategies, Inc.
                                 31 The Birches
                            Roslyn Estates, NY 11576


                                             September 14, 2000



Mr. Stephen V. Ardia
Chairman
The Langer Biomechanics Group, Inc.
450 Commack Road
Deer Park, NY  11729

Dear Steve:

          This letter sets forth our preliminary understanding with respect to a proposed acquisition of The Langer Biomechanics Group, Inc., a New York corporation ("Langer"), which is engaged in the design, manufacture and marketing of foot and gait-related biomechanical products (the "BUSINESS"), by OrthoStrategies Acquisition Corp., a New York corporation (the "PURCHASER"), a wholly-owned corporate subsidiary of OrthoStrategies, Inc., a New York corporation ("OSI").

     1.   Plan of Merger
          --------------

          (a) As soon as reasonably possible, but targeted for no later than December 1, 2000, the Purchaser, OSI and Langer shall, subject to the terms and conditions of this letter, enter into a merger agreement (the "Merger Agreement"), which shall provide for the long-form "cash-out" merger of Langer with and into the Purchaser, such that the Purchaser is the surviving corporation (the "Merger"); provided however, that prior to execution to the Merger Agreement, Purchaser may determine that the merger shall be of Purchaser into Langer. Purchaser shall change its name to "Langer" upon the effective time of the Merger. Pursuant to the Merger Agreement, OSI shall make available an aggregate of $4,594,067, subject to adjustment pursuant to Section 1(b) below (the "Aggregate Purchase Price"), to cover the Purchase Price, as defined below, of all outstanding shares of Langer's common stock (the "Shares"). The Purchase Price of each outstanding Share shall be One Dollar and Seventy-Five Cents ($1.75), subject to adjustment pursuant to Section 1(b) below, which Langer shall pay to the holders thereof out of the Aggregate Purchase Price. In addition, OSI shall make available an aggregate of no more than $125,000, subject to adjustment pursuant to Section 1(b) below (the "Aggregate Option Payment") to cover the spread on all current outstanding options for Langer Common Stock set forth on Schedule B hereto (the excess, if any, of the Purchase Price over the exercise prices thereof).

          (b) Adjustment to Purchase Price. The Aggregate Purchase Price and the Aggregate Option Payment are based on the assumption that the net worth of Langer on the closing of the Merger shall be $2,522,500 (the "Target Net Worth") and that the Net Working Capital (as defined below) of Langer on the closing of the Merger shall be $1,917,500 ("Target Net Working Capital"). "Net Working Capital" of Langer for purposes of this Agreement is defined as the excess of the inventory, accounts receivable and cash of Langer over the trade accounts payable and accrued expenses (accrued payroll, accrued payroll taxes and current liabilities) of Langer. Net Worth and Net Working Capital of Langer shall be determined in accordance with GAAP consistently applied. For purposes of this Agreement, Closing Net Worth and Closing Net Working Capital shall be determined before deducting Langer's legal, accounting, printing, transfer agent and other transaction costs relating to the Merger ("Langer Transaction Costs"); provided however, that in the event that the Langer Transaction Costs exceed $200,000, then the Closing Net Worth and Closing Net Working Capital as otherwise calculated will be reduced by One Hundred (100%) Percent of the excess of Langer Transaction Costs over $200,000, and further provided, that in the event the Langer Transaction Costs are less than $200,000, then the Closing Net Worth and Closing Net Working Capital as otherwise calculated will be increased by One Hundred (100%) Percent of the excess of $200,000 over the Langer Transaction Costs. Langer estimates the Langer Transaction Costs to be approximately $200,000. For purposes of this Agreement, Closing Net Worth and Closing Net Working Capital shall be determined before deducting Asset Purchase Taxes (as defined in Section 2(d)(viii) below), provided however, that in the event that the Asset Purchase Taxes exceed $260,000, then the Closing Net Worth and Closing Net Working Capital as otherwise calculated, will be reduced by One Hundred (100%) Percent of the excess of Asset Purchase Taxes over $260,000. The actual Net Worth of Langer on the Closing of the Merger as finally determined is referred to as the "Closing Net Worth" and the actual Net Working Capital of Langer on the Closing of the Merger as finally determined is referred to as the "Closing Net Working Capital."

               (i) In the event the Closing Net Worth is at least equal to the Target Net Worth and the Closing Net Working Capital is at least equal to the Target Net Working Capital, and further, the Closing Net Worth exceeds the Target Net Worth by more than $75,000 (i.e. the Closing Net Worth is greater than $2,597,500), and/or in the Closing Net Working Capital exceeds the Target Net Working Capital by more than $75,000 (i.e. the Closing Net Working Capital is greater than $1,992,500), then the Aggregate Purchase Price will be increased by the greater of (A) fifty (50%) percent of the excess of Closing Net Worth over $2,597,500, or (B) fifty (50%) percent of the excess of Closing Net Working Capital over $1,992,500.

               (ii) In the event that the Target Net Worth exceeds the Closing Net Worth by more than $75,000 (i.e. the Closing Net Worth is less than $2,447,500), and/or the Target Net Working Capital exceeds the Closing Net Working Capital by more than $75,000 (i.e. the Closing Net Working Capital is less than $1,842,500), then the Aggregate Purchase Price will be reduced by the greater of (A) One Hundred (100%) Percent of the excess of $2,447,500 over Closing Net Worth, or (B) One Hundred (100%) Percent of the excess of $1,842,500 over the Closing Net Working Capital.

               (iii) The net adjustment to the Aggregate Purchase Price will be calculated as the sum of the increases, if any, pursuant to clause 1(b)(i) above, less the sum of the decreases, if any, pursuant to clause 1(b)(ii) above. The Aggregate Purchase Price as so adjusted shall be referred to as the "Adjusted Aggregate Purchase Price". The Purchase Price of each outstanding Share shall then be adjusted to correspond to the Adjusted Aggregate Purchase Price (the "Adjusted Purchase Price"), and the Aggregate Option Payment shall be adjusted to reflect the excess, if any, of the Adjusted Purchase Price over the exercise prices of the options set forth on Schedule B (the "Adjusted Aggregate Option Payment"). The Adjusted Purchase Price shall not exceed a maximum of $1.81 per Share, and the Adjusted Purchase Price under which the parties are required to close the Merger shall not be less than $1.73 per Share.

               (iv) In the event that the Closing Net Worth is equal to the Target Net Worth and the Closing Net Working Capital is equal to the Target Net Working Capital, then Messrs. Gorney, Spinelli and Archibald (senior executives of Langer) will be paid an initial bonus of $10,000, $15,000 and $10,000 respectively. In the event that the initial bonus conditions have been achieved, and Closing Net Worth exceeds Target Net Worth and Closing Net Working Capital exceeds Target Net Working Capital, all as finally determined pursuant to
Section 1(b)(vi) below, then each of Messrs. Gorney, Spinelli and Archibald will be paid an additional bonus equal to the lesser of (A) 10% of the excess of Closing Net Worth over Target Net Worth, or (B) 10% of the excess of Closing Net Working Capital over Target Net Working Capital, up to a maximum additional bonus of $10,000 per person. The initial bonus and additional bonus, if earned, shall be paid to such individuals only if they are employed by Langer for the 90-day period following the Closing of the Merger (or have been terminated by Langer without cause during such period) and will be paid 120 days after the Closing of the Merger, subject to withholding taxes. The foregoing bonuses shall not be taken into account in determining Closing Net Worth or Closing Net Working Capital.

               (v) Within fifteen (15) days after the calendar month and immediately prior to the date of the Langer Shareholder's meeting at which the Merger shall be submitted for approval, an executive officer of Langer shall prepare and deliver to Purchaser and Purchaser's accountants an estimated calculation of Langer's Net Worth, Net Working Capital and Langer Transaction Costs as at the Closing of the Merger based on the Langer's financial information as at such calendar month end ("Estimated Closing Net Worth", "Estimated Closing Net Working Capital" and "Estimated Transaction Costs"). Purchaser's accountants shall, prior to the Closing, verify the Estimated Closing Net Worth, Estimated Closing Net Working Capital and Estimated Transaction Costs and Purchaser shall determine, jointly with Langer, adjustments thereto; in the event that Purchaser and Langer cannot agree on this determination, the dispute shall be referred to an independent firm of certified public accountants in the same manner as Section 1(b)(vi) below. The Estimated Net Worth, Estimated Net Working Capital and Estimated Transaction Costs shall be utilized to calculate the Estimated Aggregate Purchase Price, Estimated Purchase Price, and Estimated Aggregate Option Payment in the same manner as the Adjusted Aggregate Purchase Price, Adjusted Purchase Price and Adjusted Aggregate Option Payment in Sections 1(b)(i), (ii) and (iii) above;

               (vi) In the event that the Estimated Purchase Price is at least One Dollar and Seventy Three Cents ($1.73) per Share (the AFloor Price), then at the Closing the Floor Price shall be paid to the holders of the Shares. As soon as practicable, but within 60 days after the Closing, Langer's accountants shall make a final determination of the Closing Net Worth, Closing Net Working Capital and actual Langer Transaction Costs by conducting an audit, review or verification (the extent of which shall be determined by Purchaser) of Langer's Net Worth, Net Working Capital and Langer Transaction Costs as of the Closing Date, all in accordance with Section 1(b) above. The Adjusted Aggregate Purchase Price, Adjusted Purchase Price, and Adjusted Aggregate Option Payment shall be determined from such Closing Net Worth, Closing Net Working Capital and actual Langer Transaction Costs in accordance with Sections 1(b)(i), (ii) and (iii) above. Langer's accountants shall submit their report of such calculations ("Closing Report") to a representative of the Langer Shareholders (the "Langer Representative") and to Purchaser and Purchaser's accountants for review. Each of Purchaser's and Langer's accountants and Langer (or its successor) shall cooperate by providing access to financial information and work papers for purposes of the Closing Report and review thereof. Within 20 days after submission of the Closing Report, Purchaser shall deliver in writing to the Langer Representative and Langer's accountants any objection to the Closing Report, and Purchaser, Purchaser's accountants, the Langer Representative and Langer's accountants shall attempt in good faith to resolve any such dispute, within a further 10 day period. If such parties are unable to resolve the dispute within such period, the dispute shall be referred to an independent firm of certified public accountants mutually agreed by Purchaser and the Langer Representative, whose decision shall be made as promptly as practicable and shall be final and binding on Purchaser, Langer, the Langer Representative and the Langer shareholders. Within five business days after the final determination of the Adjusted Aggregate Purchase Price, Adjusted Purchase Price and actual Langer Transaction Costs in accordance with this Section 1(b)(vi), Purchaser shall pay to the holders of the Shares the excess, if any, of the Adjusted Purchase Price over the Floor Price, provided, however, that notwithstanding any other provision of this agreement, the Adjusted Purchase Price shall be capped at, and Purchaser shall not be required to pay more than, One Dollar and Eighty One Cents ($1.81) per Share (the "Maximum Price"). A corresponding procedure will be utilized whereby Purchaser will pay to the holders of options a Floor Aggregate Option Payment at the Closing based on the Floor Price and, within five business days after the final determination of the Adjusted Purchase Price pursuant to this Section 1(b)(vi), will pay to the holders of options the excess, if any, of the Adjusted Aggregate Option Payment over the Floor Aggregate Option Payment; provided, however, that the Adjusted Purchase Price utilized in computing the Adjusted Aggregate Option Payment shall not exceed the Maximum Price. If in fact, no payments were paid to the holders of the Shares at the time the Adjusted Purchase Price has been finally determined, then if the Closing has occurred, the Purchaser shall pay to the holders of the Shares the Aggregate Purchase Price.

               (vii) In the event that the Estimated Purchase Price is less than the Floor Price, then either Purchaser or Langer may determine not to proceed with the Closing of the Merger, by sending written notice to the other party to such effect; provided however, than the Purchaser shall have the right to elect, by written notice (but shall be under no obligation to do so), to pay the Floor Price, and if Purchaser shall so elect, then Langer shall NOT have the right to abandon the Merger, the Adjusted Purchase Price shall be deemed to be the Floor Price, and the Floor Price shall be paid at the Closing to the holders of the Shares.
In the event that the Merger is abandoned by either Purchaser or Langer by reason of the Estimated Purchase Price being less than the Floor Price, then Langer shall be required to pay all reasonable expenses of Purchaser and OSI relating to the Merger and related transactions (up to a maximum reimbursement of $75,000).

          (c)  The Merger Agreement shall provide that:

               (i) Subject to its fiduciary duties, the Board of Directors of Langer shall agree to recommend approval of the Merger to the shareholders;

               (ii) The closing is conditioned on holders of no more than Six (6%) Percent of Langer Shares perfecting appraisal rights under 623 and 910 of the New York Business Corporation Law;

               (iii) Langer and Purchaser shall cooperate in the preparation, filing and prosecution of all new corporate and securities documentation, including those relating to proxy and merger transaction rules;

               (iv) Langer shall have obtained a fairness opinion from a reputable investment banker chosen by Langer and reasonably acceptable to OSI;

               (v) Langer shall have no more than 2,625,181 shares of common stock outstanding on the closing of the Merger (subject to exercise of existing options set forth on Schedule B), and, at such time, Langer shall have no options or warrants for common stock outstanding, except as set forth on Schedule B hereto. In the event that any existing options set forth on Schedule B are exercised prior to the Closing of the Merger, the number of outstanding Shares and the Aggregate Purchase Price will increase and the Aggregate Option Payment will decrease, but the Purchase Price per Share shall not increase, and the option exercise prices paid to Langer shall be excluded from the computations of Net Worth and Net Working Capital under this Agreement.

               (vi) There shall be a "standstill provision" similar in scope to
Section 3(c) of this letter which shall apply until the outside termination date to be set forth in the Merger Agreement, which date shall be at least 60 days after the execution of the Merger Agreement. If, notwithstanding the requirements of the "standstill provision," the Board of Directors of Langer is required to entertain and recommend acceptance of a competing offer for the Shares at a higher price per Share than the anticipated Adjusted Purchase Price, and as a result the Merger is not consumated, or Langer for any other reason fails to consummate the Merger in breach of the Merger Agreement, then Langer shall be required to (i) pay all reasonable expenses of Purchaser and OSI relating to the Merger and related transactions and (ii) pay Purchaser a break-up fee of $50,000, provided however, that if the sole reason that the Merger is not consummated is that the Estimated Purchase Price is less than the Floor Price, then the break up fee shall not apply and Langer's obligation to reimburse expenses of the Purchaser and OSI relating to the Merger and related transactions shall be limited to a maximum reimbursement of $75,000.

               (vii) In the event that Purchaser or OSI fails to consumate the Merger in breach of the Merger Agreement, then Purchaser shall pay Langer a breakup fee of $100,000, which amount shall be personally guaranteed by Andrew
H. Meyers.

          (d) Each of the shareholders set forth on Schedule A hereto (the "CONTROLLING SHAREHOLDERS"), owning the number of Shares set forth on Schedule A, (A) shall agree to sell their Shares in the Merger and enter into a voting agreement to approve the Merger and (B) shall agree to sell their Shares to Purchaser at the Adjusted Purchase Price (but not below the Floor Price, and Purchaser shall not be required to pay more than the Maximum Price) notwithstanding the termination of the Merger pursuant to Section 1(c)(vi) below due to recommendation by the Langer Board of a higher competing offer or pursuant to Section 3(e) below (provided however, that if the existence of the rights set forth in this clause (B) require compliance with going private rules, the excess cost of doing so will be excluded from Langer Transaction Costs and all determinations of Net Worth and Net Working Capital).

          (e) Promptly following execution of the definitive Merger Agreement, Langer shall prepare and file a notice of shareholders' meeting and proxy statement to approve the Merger pursuant to the terms of the Merger Agreement and all parties hereto shall cooperate in the preparation, filing and prosecution of all corporate and securities documentation relating to the transactions contemplated herein.

     2.   Additional Provisions of the Agreement
          --------------------------------------

          The terms and conditions of the Merger are to be contained in the Merger Agreement, which will be satisfactory in all respects, in form and substance, to the parties and their counsel. It is anticipated that the Merger Agreement will, among other things:

          (a) Contain all representations, warranties and indemnities usual and customary in transactions of this nature, including, without limitation, as to the Langer's financial statements, tax liabilities, products, trademarks and licenses, compliance with agreements and applicable law, pending and threatened litigation, and lack of environmental, pension, union, products or other undisclosed liabilities.

          (b) Contain all covenants usual and customary in transactions of this nature, including, without limitation, as to the conduct of Langer's business between the date of the Merger Agreement and the closing of the Merger, which shall require that Langer conduct its business only in the ordinary course and limit its capital expenditures, hiring, compensation, contracts, leases, and other commitments to those budgeted in the Schedules to the Merger Agreement.

         (c) Contain a covenant that Langer shall prepare and deliver to OSI quarterly and monthly consolidated and consolidating financial statements (without footnotes) from the date of the Merger Agreement to and including the month end prior to the closing of the Merger, including balance sheet, statement of operations, and statement of cash flows (collectively, the "Financial Statements").

          (d) Provide that the consummation of the Merger shall be conditioned upon:

               (i) Each party having complied with all requisite corporate procedures, including approval by the Board of Directors and shareholders of Langer and each party having filed with, and received all necessary clearances, of corporate and securities documentation with the SEC including proxy and merger transaction rules;

               (ii) Completion to the satisfaction of OSI, its accountants, Kofler, Levenstein, Romanatto & Co., PC, and its counsel, Herrick, Feinstein LLP, prior to mailing of the definitive proxy statement relating to the Merger to the Langer shareholders, of further investigation and due diligence review of the financial and tax condition, business affairs, assets and liabilities of the Langer, with OSI having received appropriate disclosure of documents, agreements and information pertaining to Langer;

               (iii) No material adverse change having occurred in the financial condition, business affairs or assets of Langer (not disclosed in the Merger Agreement or Schedules thereto or financial statements included in the Schedules thereto) and no previously undisclosed material liabilities or commitments of Langer having been discovered. Without limiting the foregoing, Langer shall have no adverse environmental liabilities or conditions at its facilities, no contribution, withdrawal or termination liabilities with respect to pension plan, (except for an unfunded pension liability in an amount not exceeding $ 45,000, which amount is included as a liability for Net Worth calculations under this Agreement), no union contracts and except as disclosed in the Schedules to the Merger Agreement, no material litigation or claims. Langer shall have carried on its business in the ordinary course and in the same manner as previously conducted and shall have maintained intact its business organization and employment force;

               (iv) All necessary consents, agreements and governmental approvals having been obtained to Purchaser's acquisition of Langer in the Merger including necessary consents from landlords, lessors, licensors and licensees of Langer;

               (v) No material adverse changes having occurred in governmental regulation of and reimbursement rules for the Business and/or the products sold in connection with the Business;

               (vi) If the Aggregate Purchase Price would require Hart-Scott-Rodino Act ("HSR") clearance, the HSR pre-merger notification waiting period shall have expired or have been terminated early and no challenge, proceeding, claim or delay with respect to the Merger shall have been imposed by the Federal Trade Commission, Department of Justice or any other governmental agency. In accordance with FTC rules, each party shall prepare and file its own separate pre-merger notification and pay for the filing fees (if any) relating to its filing; the parties shall cooperate so that the filings are consistent;

               (vii) No severance, "golden parachute" or other similar payments to Langer personnel shall be required as a result of the Merger. Key personnel of Langer, to be mutually identified by Langer and OSI, shall have entered into employment, non-competition, confidentiality and proprietary rights agreements with Langer effective on the Merger;

               (viii) OSI and Purchaser, as the surviving corporation, having no liability for taxes of Langer (other than a maximum of $260,000) resulting specifically from the transactions contemplated by the Merger (the "Asset Purchase Taxes"); and

               (ix) Purchaser's accountants having the opportunity to verify the Estimated Closing Net Worth, Estimated Closing Net Working Capital, and Estimated Transaction Costs.

          (e) If the Purchaser or Langer terminates the Merger Agreement because Langer has failed to obtain shareholder approval of the Merger, or, because more than Six (6%) Percent of Langer's Shares have perfected appraisal rights, then Langer shall indemnify OSI and the Purchaser for all of their expenses in connection with the Merger, preparation of the Merger Agreement and any other transactions contemplated by this Letter of Intent (up to a maximum reimbursement of $100,000); provided however, that if within one hundred and twenty (120) days after the date of the Langer shareholder's meeting at which the Merger was submitted for approval, OSI, Purchaser, Andrew H. Meyers or any entity affiliated with Andrew H. Meyers shall have acquired at least 51% of the outstanding Shares, as well as control of the election of the Board of Directors of Langer, then Purchaser shall return to Langer any such reimbursement Langer had actually made.

          (f) At the time of execution of the definitive Merger Agreement, Purchaser shall have obtained commitments for equity financing, or a combination of equity and debt financing, at least equal to the sum of the Aggregate Purchase Price, Aggregate Option Payment and Purchaser's estimated transaction expenses; the equity component of such commitment shall be at least $1,000,000; and Andrew H. Meyers shall personally provide a significant portion of such equity commitment.

     3.   Certain Binding Provisions
          --------------------------

          (a) Confidentiality. In the course of the discussions and negotiations each party (on its own or through its agents) may disclose to the other certain proprietary, confidential or other non-public information (collectively, the "INFORMATION") relating to its respective business, the proprietary, confidential and non-public nature of which information both parties desire to maintain. Except as herein set forth, neither party shall (a) reveal or make known to any person, firm, corporation or entity or (b) utilize in its own business or (c) make any other usage of, any Information hereafter disclosed to it by the other (on its own or through its agents) in connection with the discussions and negotiations above mentioned. A party's obligations with respect to any item of Information disclosed to it shall terminate if that item of Information becomes disclosed in published literature or otherwise becomes generally available to the public; provided, however, that such public disclosure did not result, directly or indirectly, from any act, omission or fault of such party with respect to that item of Information. Further, this paragraph 3(a) shall not apply to any item of Information which at the time of disclosure was already generally available to the public or which, prior to the July 26, 2000, was already in the possession of the party intending to utilize the item of Information and was not acquired by such party, directly or indirectly, from the disclosing party pursuant to this letter, or is required to be disclosed under court order, subpoena or other legal process or disclosure required pursuant to applicable law. Both parties agree that the Information either has received or may receive from the other has been and will be used by the receiving party solely for the limited purpose of its investigation and evaluation of the other party in connection with the potential Merger.

          Notwithstanding this Section 3(a), Langer acknowledges that in connection with OSI's Merger financing, disclosures of Information regarding Langer must be made to lenders, underwriters, significant debt and equity holders, financial advisors and their representatives as well as to governmental agencies under federal and state securities laws and in connection with offering materials for such financing, and consent to the same; provided that any such disclosure is accompanied by a copy of the confidentiality agreement previously entered into between OSI and Langer in connection with the discussions concerning the transaction contemplated herein (which confidentiality agreement shall continue to survive the signing of this letter).

          (b) Publicity. Due to the confidential nature of this transaction no party shall make any announcement or disclosure regarding the transaction without the prior consent of the others, unless and except as required by applicable law. Notwithstanding this Section 3, OSI acknowledges and agrees that Langer may be required to disclose in a public announcement and to file with the Securities and Exchange Commission the terms and conditions of this Letter of Intent and of the Merger Agreement and otherwise make proper disclosure under federal and state securities laws, and consents to the same, subject to timely review by and consultation with OSI. Upon the execution of this letter, Langer and OSI shall issue a mutually approved press release.

          (c) Non-Solicitation. Neither Langer, nor any officer or director of Langer, nor any related party shall, directly or indirectly, make, solicit or encourage proposals or bids, or subject to their fiduciary duties, hold discussions or negotiations or furnish information regarding the acquisition of an interest in Langer or any of its assets or capital stock or any merger, consolidation, reorganization or recapitalization involving Langer, from, with or to any person or entity, whether or not affiliated with Langer, until the occurrence of the Outside Termination Date (as defined below). Langer represents and warrants that it has terminated all discussions with third parties regarding any such business combination involving Langer and that Langer is free to enter into this Letter of Intent with OSI. The "Outside Termination Date" shall be deemed to occur on the expiration of 60 days from the date of this letter.

          (d) Access to Information. Subject to the confidentiality requirements of Sections 3(a) and 3(b), Langer shall provide to OSI and its representatives full access, upon reasonable prior notice during business hours, and in such manner as does not interfere with the conduct of Langer's business, to the facilities, assets and all books and records, contracts and other relevant information pertaining to Langer and its businesses, and to the personnel of the Langer and the accountants of Langer.

          (e) Maintenance of Business. Langer will operate its business in the ordinary course and in the same manner as previously conducted, and shall make no material changes therein or transactions outside the ordinary course of business, and immediately advise OSI of any adverse operating results or other material events;

          (f) Transaction Expenses. Except as set forth in clauses 1(b)(vii), 1(c)(vi), 1(c)(vii), and 3(e), whether or not the transaction closes, each party shall bear all of its own expenses relating to the transaction, including but not limited to legal and accounting expenses.

     4. It is expressly understood that this letter is merely an expression of intent and neither party hereto shall have any obligation to the other (except as set forth in Section 3 hereof), until such time as, and as provided in a definitive Merger Agreement, agreeable both as to form and substance to each party, has been executed and delivered. This letter shall not create rights or confer any benefit on third parties. This letter shall supersede and replace all discussions, term sheets, proposals and letters between the parties with respect to the acquisition of Langer by OSI. Neither OSI, nor Purchaser, nor Langer may assign any rights or obligations under this letter.

          In the event that the Outside Termination Date occurs, and a definitive Merger Agreement has not been entered into, then either Langer or OSI may terminate this Letter of Intent on written notice, and upon such termination, OSI, Purchaser and their affiliates, on the one hand, and Langer and its affiliates, on the other hand, shall have no further obligations to each other (except that Sections 3(a), 3(b) and 3(f) hereof shall survive the termination of this agreement).

          If the foregoing correctly sets forth our understanding with respect to the subject matter hereof, please so indicate by executing and returning to the undersigned the enclosed copy of this letter, following which our counsel will proceed to draft the Merger Agreement.

                                        Very truly yours,

                                        ORTHOSTRATEGIES, INC.


                                        By:   /s/ Andrew Meyers
                                           ------------------------------
                                           Andrew Meyers
                                           President

ACCEPTED AND AGREED:

THE LANGER BIOMECHANICS GROUP, INC.


By:  /s/ Stephen V. Ardia
   -------------------------------
   Stephen V. Ardia
   Chairman of the Board

Schedule A

Controlling Shareholders and Shares Owned by Them
-------------------------------------------------

                                 Per Proxy
                                 Shares Owned     Director Shares     Total

Ken Granat                        730,353 (1)          7,000        737,353 (1)

Steve Ardia                        66,333              7,000         73,333

Dr. Wernick                       224,867                           224,867

Dan Gorney                         20,000                            20,000

Tom Altholtz                       44,500             7,000          51,500

Donald Cecil                      248,553                           248,553
                               ----------        ----------      ----------
                                1,334,606            21,000       1,355,606
                               ----------        ----------      ----------

Notes:

     (1)  Also includes 40,000 Shares recently acquired via option exercise.

     (2) Directors shares reflect 12,000 shares issued to Directors for Fy 2000 services and 9,000 authorized to be issued for Fy 2001 services.

     (3) A good faith effort will be made to also include other Shareholders who had been brought into Langer by Ken Granat.

Schedule B

Outstanding Options and Warrants
--------------------------------

                                        Grant        Number      Exercise     Expiration
                                        Date       of Shares       Price         Date
                                       -------     ---------     --------     ----------

Ken Granat                            10/02/97       25,000        1.875       10/02/02
                                      11/30/98       20,000        1.125       11/30/08

Steve Ardia                           11/30/98       75,000        1.125       11/30/08

Tom Altholtz                          11/30/98        5,000        1.125       11/30/08

Dan Gorney                            11/30/98       75,000        1.125       11/30/08
                                      05/18/99       25,000        1.5         05/18/09

Tom Archbold                          06/14/99       25,000        1.5         06/14/09

Steve Kamalic                         07/03/00       5,000         1.56        07/03/10

Ron Spinelli                          10/01/99       20,000        2           10/01/09

Barbara Pirrone                       06/19/96       3,000         2.1875      06/19/01
                                      06/19/96       3,000         2.1875      06/19/02

Steve Berman                          01/02/97       1,000         1.5625      01/02/02
                                      02/03/97       1,000         1.9375      02/03/02
                                      03/03/97       12,500        1.75        03/03/02
                                      04/01/97       5,500         1.625       04/01/02


TOTAL OPTIONS OUTSTANDING:                           301,000

                                                     -------